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                                                                    EXHIBIT 14.1

                              VIEWCAST CORPORATION


                              CORPORATE COMPLIANCE


                               PROGRAM GUIDELINES

                                AND ETHICS POLICY

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                                TABLE OF CONTENTS


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
         LETTER FROM PRESIDENT AND CEO

         INTRODUCTION                                            1
1.       GENERAL POLICY                                          1
2.       INTEGRITY OF BUSINESS RECORDS AND COMPLIANCE WITH
         ACCOUNTING PROCEDURES                                   2
3.       CONFLICT OF INTEREST                                    3
4.       ANTITRUST COMPLIANCE                                    3
5.       SECURITIES LAWS AND INSIDE INFORMATION                  3
6.       CONFIDENTIAL INFORMATION                                4
7.       POLITICAL CONTRIBUTIONS                                 5
8.       PAYMENTS AND THE FOREIGN CORRUPT PRACTICES ACT          5
9.       EMPLOYMENT                                              6
10.      SAFETY                                                  7
11.      THE ENVIRONMENT                                         7
12.      BOYCOTTS AND EXPORT CONTROLS                            8
13.      PATENTS AND INTELLECTUAL PROPERTY                       8
14.      COMPLIANCE                                              8
15.      APPLICABLITY                                            9
16.      QUESTIONS                                               9
17.      DISCIPLINE                                              9
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March, 2003


Dear Fellow Employee:

I'm sure you recognize how important it is that ViewCast Corporation adheres to the highest standards of honesty and integrity in the conduct of our business. This requirement is not only the law, but it's also the ethical thing to do. While ViewCast has always endeavored to conduct its business with high standards, a recent regulation issued by the Securities and Exchange Commission requires all public companies to establish and distribute to it's employees a corporate compliance policy, and to take steps to ensure compliance with the policy on a regular basis at all levels of the Company.

Accordingly, the enclosed copy of ViewCast's Corporate Compliance Program Guidelines spells out the company's policies and rules of business ethics. Please take time to review it carefully and keep it for future reference, then sign the attached Receipt Acknowledgement and Representation and return it to your supervisor.

It's one thing to set high standards of business conduct. We must also live by them. This objective requires the full effort and commitment of each and every ViewCast employee. Everyone must obey the letter and the spirit of all laws, and perform his or her duties with the utmost attention to ethical business practices. It is also your responsibility to seek interpretation of the guidelines, should any questions or confusion arise.

No one - at any level of the company - should underestimate the importance of meeting the standards outlined in the Compliance Program. Failure to do so can result in substantial penalties for ViewCast and for the individuals involved. By the same token, let me personally assure you that if any litigation or investigations arise that involve you, the Company will stand behind you to the maximum extent possible if you've performed your job in a legally responsible manner.

Thank you for your prompt attention to and ongoing compliance with the Compliance Guidelines.

Sincerely,


George C. Platt
President and Chief Executive Officer

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                                  INTRODUCTION

         ViewCast requires strict adherence to the letter and spirit of all laws applicable to the conduct of our business, and demands high standards of integrity and sound ethical judgment from our employees. These principles must continue to govern the conduct of every aspect of the business of ViewCast and its subsidiaries.

         Compliance with legal and ethical standards is every employee's personal responsibility and obligation. This requirement is not only the law, but it's also the ethical thing to do. Strict compliance is also important in light of the significant criminal and civil penalties that may be imposed on corporations and their employees for violations of law, including those involving regulatory compliance.

         The purpose of these policy guidelines is to summarize the standards and procedures for prevention and detection of criminal or ethical violations, and to alert you to specific legal requirements in particular areas of law. If, based on this information, you have a legal question or require further information in any area of the law, you should contact the Director of Human Resources promptly.

         This document cannot cover every situation that might arise in the day-to-day conduct of our many activities. We must rely on the individual judgment and personal ethics of each employee to maintain the Company's high expectation of honesty and integrity in the conduct of our business.

         ViewCast's procedures for prevention and detection of violations of these standards include monitoring and auditing compliance. Furthermore, you have an obligation to report promptly any suspected violations of legal and ethical standards. Such reports may be made anonymously and without fear of retribution. Individuals responsible for violations of law or ViewCast's standards of conduct, as well as individuals who fail to report such violations, may be subject to disciplinary action.

                                1. GENERAL POLICY

         ViewCast's policy is to comply with all laws, rules, and regulations applicable to the conduct of its business in all countries in which it operates. All ViewCast employees must avoid any activities that could involve or lead to involvement of ViewCast or its personnel in any unlawful practice. The employment of ViewCast personnel or the use of ViewCast assets for any unlawful purpose is strictly forbidden.

         Over and above the "strictly legal" aspects, all ViewCast employees are expected to observe high standards of business and personal ethics in the discharge of their assigned responsibilities. Simply stated, this rule requires the practice of honesty and integrity in every phase of dealing with other ViewCast employees, the public, the business community, stockholders, customers, suppliers, and governmental and


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regulatory authorities. It also requires avoiding any questionable relationship with persons or firms with whom ViewCast transacts or is likely to transact business; avoiding disclosure to others of confidential information secured in the course of ViewCast employment and avoiding situations which may place employees in a conflict-of-interest situation to the possible detriment of themselves and ViewCast.

         ViewCast will, of course, exercise its lawful right to inform and advise legislators and regulatory authorities of its views with respect to proposed legislation and rule making, and will contest in the courts any arbitrary or unreasonable regulations or legal interpretations. The responsible exercise of these rights does not in any way compromise ViewCast's basic commitment to a policy of adherence to the law. The Compliance Program will continue to be the subject of management attention, periodic audits, and further reviews within the Company.

                      2. INTEGRITY OF BUSINESS RECORDS AND
                      COMPLIANCE WITH ACCOUNTING PROCEDURES

         Accuracy and reliability of the Company's business records are not only mandated by law, but are of critical importance to the Company's decision-making process and to the proper discharge of ViewCast's financial, legal, and reporting obligations. All business records, accounts, and reports to government agencies and others, must be prepared with care and honesty. False or misleading entries in the Company's records are unlawful and are not permitted. No officer or employee, regardless of position, is authorized to depart from ViewCast's policy or to condone a departure by anyone else. All corporate funds, assets, and liabilities must be recorded in accordance with appropriate corporate accounting procedures.

         All employees must insure that both the letter and the spirit of corporate accounting and internal control procedures are strictly adhered to at all times. Employees should advise the responsible person in their department of any deviations they observe in such procedures.

         The Company's records of its transactions are important corporate assets. Each department must make its own initial determination of how long its records need to be retained for effective operations. That period may then be adjusted to comply with legally required retention periods. All records must be retained for the time period established by the record retention guidelines. Selective destruction or premature destruction carries the adverse implication that records were destroyed as part of a cover-up.

         Business records are defined very broadly. They include electronic mail and even individual notes and diaries. When you write about Company business, remember that the Company's business records may be Subject to compulsory disclosure to the government or private parties in litigation. In addition, our records may be used by the news media to mold public opinion about the Company's image. Irrespective of where you write it, what you write may have significant consequences.


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                             3. CONFLICT OF INTEREST

         ViewCast has distributed to each employee a Proprietary Rights and Information Agreement containing a more detailed explanation of its conflict of interest policy. The policy states that every employee has an obligation to conduct business in a manner that avoids actual or potential conflicts of interest and must avoid any activity that conflicts with the interest of ViewCast. Department heads and the principal officers of each subsidiary are charged with the responsibility of ensuring that employees who occupy positions that could place them in conflict of interest situations receive the Proprietary Rights and Information Agreement.

                             4. ANTITRUST COMPLIANCE

          ViewCast's policy is to make its own decisions on the basis of the best interests of the Company, completely independent and free from any understanding or agreements with any competitor. This policy requires the absolute avoidance of any conduct which violates, or which might even appear to violate, the antitrust laws which forbid any kind of understanding or agreement between competitors regarding prices, terms of sale, division of markets, allocation of customers, or any other activity that restrains competition, whether by sellers or purchasers.

         In contrast, joint action taken with competitors in furtherance of common legitimate business goals, such as joint bidding, is lawful under certain limited circumstances. Joint activity can easily raise antitrust questions and should only be undertaken after confirming with executive management that the action being considered is lawful.

         Criminal and civil penalties may be imposed both on corporations and individual employees for violation of these laws. The penalties include substantial prison terms, civil penalties, and possible triple damages paid to injured parties. Department heads have the responsibility of assuring that all employees whose duties require knowledge of and compliance with the antitrust laws understand this policy.

                    5. SECURITIES LAWS AND INSIDE INFORMATION

         Because ViewCast's stock and other securities are owned and traded by the public, ViewCast is obligated by various federal and state laws to make prompt, full, and fair public disclosure of information that may materially affect the market for its stock.

         For these reasons, any information that reasonably could be expected to affect the market for ViewCast's stock must be kept strictly confidential until public disclosure is made. Company employees who possess material, non-public information and who take advantage of their position to profit (or minimize losses) at the expense of less informed investors may be held civilly or criminally liable. Information is "material" if there is a substantial likelihood that a reasonable investor would consider it important in arriving at a decision to buy, sell, or hold stock. Disclosure of material, non-public information to others who buy or sell securities using that information can result in civil and criminal penalties.

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         ViewCast has a comprehensive securities compliance program, which provides that no employee may trade in ViewCast securities while in possession of inside information. No employee who comes into possession of inside information about ViewCast or any other company (including ViewCast's suppliers and customers) should trade in such company's securities.

         Any person having such inside information is prohibited by lay from buying or selling ViewCast stock or other securities of ViewCast or another company, as applicable unless, and until that information has been made public and had sufficient time to disseminate. Trading is illegal even if employees do not trade for their own benefit but do so for the benefit of others. It is also illegal if an employee does not engage in any securities trading but such trading is done by another person to whom the ViewCast employee has disclosed the inside information.

         These prohibitions apply to any ViewCast employee who has material inside information, not just officers or managers.

         Although usually considered in the securities law context, the prohibition against using inside information includes transactions in real estate and any other transaction where that inside information provides an unfair advantage.

         In addition to the foregoing, all employees must promote the full, fair, accurate, timely and understandable disclosure in reports and documents that Viewcast files with, or submits to, the Securities Exchange Commission and in other public communications made by Viewcast.

                           6. CONFIDENTIAL INFORMATION

         Confidential information refers to information of a confidential, proprietary, or secret nature related to ViewCast's business; it may include several kinds of information. Most of ViewCast's technology and much of the other know-how and experience (Intellectual property) are protected under copyright and patent law, and/or as trade secrets. Such Intellectual Property is a valuable asset of the owner. Other examples of confidential information include processes, computer passwords and software, product formulations, business forecasts, plans, and strategies, and information concerning our operations, customers, and vendors.

         Confidential information may also be received from other companies or individuals, such as suppliers and customers, in the course of ViewCast's business. Without specific authorization, ViewCast employees must not disclose the same to anyone outside of ViewCast or to employees of ViewCast who do not need to know such information. Unauthorized disclosures or misappropriations may result in a loss of the value of the Intellectual Property and may constitute a crime, a breach of ViewCast s agreement with another company or individual, or amount to a breach of an employee's written proprietary rights and information agreement with.


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         Accordingly, no ViewCast employee may disclose any confidential information of ViewCast or others without authorization. This prohibition applies both during employment and after employment ends.

                           7. POLITICAL CONTRIBUTIONS

         ViewCast 's policy is strict compliance with all laws and regulations relating to corporate political activity. No political contributions for any candidate for Federal office may be made for or on behalf of ViewCast by any ViewCast employee.

         Even in those state and local jurisdictions where corporate contributions and expenditures are legal, no employee is authorized to make any political contribution or expenditure, including the purchase of tickets to raise political funds and the furnishing of any goods or services, for or on behalf of ViewCast, unless it has been cleared in accordance with established Company procedures and has been reviewed and approved by the President and CEO. Approved political contributions may be made only by Company check payable to the candidate or political committee in question.

         ViewCast does not condone involvement in the internal political affairs of a foreign country. Accordingly, neither ViewCast nor any employee may make a foreign political contribution or expenditure for or on behalf of ViewCast

         ViewCast encourages its employees at all levels to exercise their rights of citizenship by voting, by making personal political contributions if they wish to do so with their own funds, and by being otherwise politically active, in support of candidates or parties of the employee's own personal selection. It should be clearly understood that such political activity by ViewCast employees must be engaged in strictly in their individual and private capacities as responsible citizens and not on behalf of ViewCast. No ViewCast employee may receive any direct or indirect reimbursement or offsetting refund of any nature whatsoever with respect to political contributions or expenditures made by them in any form.

                8. PAYMENTS AND THE FOREIGN CORRUPT PRACTICES ACT

         ViewCast's policy is to deal with customers, suppliers, and government agencies in a straightforward and aboveboard manner and in strict compliance with the requirements of the Foreign Corrupt Practices Act ("FCPA"). The FCPA is a United States law that prohibits what is considered bribery of a foreign official by an American firm. Violations of the FCPA warrant civil and criminal enforcement.

         Accordingly, employees are prohibited from paying any bribe, kick-back, or other similar unlawful payment to any public official, or government, or other individual, whether foreign or domestic, to secure any concession, contract, or favorable treatment


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for ViewCast or the employee. No undisclosed or unrecorded fund or asset of
ViewCast may be established. Payments on behalf of ViewCast may be made only on the basis of adequate supporting documentation, may be made only for the purpose described by the documents supporting the payment, and must be made in accordance with appropriate corporate accounting procedures.

         Careful consideration must be made in appointing or engaging agents or representatives who engage in activities on behalf of or together with ViewCast, in doing business that may involve foreign governments. The President and CEO must approve any appointment of a prospective agent in a foreign country. All arrangements with a retained agent must be in the form of a written agreement. Those agreements must be reviewed in advance by executive management for compliance with the requirements of these Guidelines and the FCPA. Any questions or doubts about the propriety of a proposed course of action should be discussed with the President and CEO before taking the action in question. Any suspected violations of these Guidelines or the FCPA must be reported promptly to the President and CEO.

         We hope that decisions of government officials, customers, and suppliers of ViewCast will always be made on the merits. ViewCast and its authorized employees should always vigorously expound and advocate their understanding of what those merits might be, but such exposition and advocacy must always be able to withstand full public scrutiny.

                                  9. EMPLOYMENT

         Various federal, state, and local laws prohibit employment discrimination, and ViewCast will not tolerate unlawful discrimination or failure to provide equal employment opportunity. ViewCast's committed policy of nondiscrimination with respect to all employees and applicants for employment includes the following principal elements:

         All personnel actions, including recruitment, hiring, training, promotion, transfer, layoff, recall, compensation and benefits, discipline, and termination, and educational, recreational, and social programs are administered without regard to race, color, sex, religion, national origin, age, or mental or physical disability of otherwise qualified individuals.

         Employment decisions, subject to ViewCast 's legitimate business requirements, are based solely on individual qualifications, merit, and performance.

         Harassment on the basis of sex, race, religion, age, disability, or national origin, including racial, sexual, age-related, or ethnic slurs or insults, is not permitted or condoned. Sexual harassment, including comments or conduct that might be perceived as sexually offensive, is strictly prohibited.

         A complaint of any violation will be handled in as confidential a manner as possible, and retaliation for making a complaint is prohibited. Any employee who violates applicable laws or ViewCast 's policy may be subject to disciplinary action up to and including discharge.

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         Failure to comply with employment laws can be costly to the offender and to ViewCast in terms of career and any legal fees, settlements, and judgments that must be paid. ViewCast therefore requires every employee to comply with these laws by exerting every effort to avoid discrimination in the workplace, and ensure that equal employment opportunity is extended to all qualified persons.

         To promote a safe and productive work environment ViewCast prohibits the use or possession of firearms and weapons, as well as narcotics, or other controlled or non-prescribed substances (including alcoholic beverages except for moderate use at approved events) on ViewCast 's premises.

                                   10. SAFETY

         Safety is a primary concern to ViewCast. Safe operations at ViewCast minimize the risk of injury to employees, members of the public, and damage to property. The Occupational Safety and Health Administration (OSHA) have issued numerous regulations, which contain requirements for the physical condition of certain facilities. In addition, operating standards are prescribed, including standards for handling and transporting hazardous materials. Employees must comply with all posted and/or otherwise communicated requirements.

                               11. THE ENVIRONMENT

         Environmental laws are enacted by federal, state, and local governments to protect human health and the environment. ViewCast is committed to full compliance with all environmental laws and regulations and depends upon all employees to be environmentally sensitive ViewCast 's environmental policy requires employees to consider the environmental impacts of our practices, the condition of our properties, and the health and safety of our employees, customers, and the public. Our operating environment requires nominal exposure to chemical products and waste; however, when exposure occurs, practices must provide for careful handling and appropriate disposal. All incidents involving improper handling or disposal must be reported immediately so that appropriate employee safety measures may be initiated and remedial steps can be taken to minimize any adverse environmental impact. Reporting requirements must be observed and compliance reports filed as required.

         All major federal and state environmental laws have criminal provisions. Law enforcement officials are increasing their use of criminal sanctions to deal with environmental violations by both individuals and corporations. Your failure to act responsibly could subject both you and ViewCast to criminal prosecutions under the environmental laws. Employees convicted of environmental violations may be required to serve time in jail and substantial fines could be imposed on both the employee and ViewCast.

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                        12. BOYCOTTS AND EXPORT CONTROLS

         The international nature of ViewCast's business may give rise to the company's products or services being sought by persons or companies who do business in areas of the world that are subject to boycotts by other nations or that may be subject to export controls or boycotts by the United States.

         Compliance with a boycott may result in sanctions against ViewCast by the federal government.

         Any time that goods or technology are exported from the United States to a foreign country, U.S. export controls and customs laws must be considered. Formal governmental approval may be required before exportation is permitted.

         Compliance with all U.S. laws and regulations governing our activities in these areas of business is mandatory.

                      13. PATENTS AND INTELLECTUAL PROPERTY

         Just as the Company regards its patents, trade secrets, trademarks, and copyrights as valuable corporate assets, we must respect the valid intellectual property rights of other companies and persons. The Company will not knowingly infringe on others' patents, trademarks, or copyrights, or misappropriate others' trade secrets, or the like. Proper procedures for the licensing or other permitted use of these assets must be followed by all employees. Of particular importance to day-to-day operations, and something that must be avoided by each employee, is the unauthorized copying of magazine and journal articles, books, computer software, or any other copyrighted material. In addition, each employee who is involved with the development of software must avoid the unauthorized copying of software or other copyrighted material in the development of software on behalf of ViewCast.

                                 14. COMPLIANCE

         The responsibility for adherence with the Corporate Compliance Program, including the duty to seek interpretation when in doubt, rests with each employee. No officer or employee in any position is authorized to depart from ViewCast 's policy or to condone a departure by anyone else. Strict compliance with this policy is required.

         If at any time a Company employee believes that someone has engaged in, or is about to engage in any activity that may be illegal or prohibited by the Corporate Compliance Program, the employee should make all facts known promptly to the President and CEO, or the Human Resources Director. The President and CEO will consider remedial action and consider exceptions from the Corporate Compliance Program on a case-by-case basis.


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                                15. APPLICABILITY

         "ViewCast" as used in this policy means ViewCast Corporation or any division or subsidiary which it controls, and all operations and employees of ViewCast and any such division or subsidiary.

                                  16. QUESTIONS

Routine questions concerning the Corporate Compliance Program should be referred to your immediate supervisor. If desired, however, any employee may direct questions to the Human Resources Director or the President and CEO.

                                 17. DISCIPLINE

         Adherence to the Corporate Compliance Program is the responsibility of each employee and is a condition of continued employment. All employees have the personal responsibility to acquaint themselves with the legal standards and restrictions applicable to their assigned duties and responsibilities and to conduct themselves accordingly.

         Failure to comply with any part of the Corporate Compliance Program may result in disciplinary action, including warning, suspension, termination of employment, or such other actions as may be appropriate under the circumstances.


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